Tomas Guerrero resigns from Fortuna Board of Directors

Vancouver, May 2, 2014: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX:FVI) (BVL: FVI) (Frankfurt: F4S.F) announces that Mr. Tomas Guerrero has tendered his resignation from the board of directors of Fortuna. After over forty years of leadership in the mining industry, including joining the Fortuna board in 2005, Mr. Guerrero’s decision to resign stands from his desire to dedicate his time to family and personal business.

Simon Ridgway, Chairman of the Board, commented, “Tomas has been a first-rate Board member for Fortuna, dedicating his time, knowledge, experience and passion for the industry to help make Fortuna successful. He has made a substantial contribution to the organization. I wish Tomas well.”

Jorge A. Ganoza, President, CEO and Director said, “I want to express my most sincere appreciation and recognition to Don Tomas for his many contributions over the past nine years. Tomas has been part of the Fortuna story since the very early days, when back in 2004 we were looking to acquire silver assets in Peru. His technical knowledge, guidance and critical analysis have contributed to position Fortuna as a leading silver mining company in Latin America. We at Fortuna thank him and wish him the best.”

Fortuna Silver Mines Inc.

Fortuna is a growth-oriented, silver-, gold- and base metal-producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The Company is selectively pursuing additional exploration and development opportunities in the Americas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- Tel (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as "anticipates", "believes", "plans", "estimates", "expects", "forecasts", "targets", "intends", "advance", "projects", "calculates" and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Fortuna's future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna's mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.